Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a script of the prepared speech by René Jones, Chief Executive Officer of M&T Bank Corporation (“M&T”), for M&T’s 2021 Annual Meeting of Shareholders, which was held on April 20, 2021. The script was emailed to M&T employees on April 20, 2021.

René’s Annual Remarks to Shareholders

Thank you. The Annual Meeting is now formally convened for the transaction of business.

Any shareholder who intends to vote via the virtual meeting website, rather than by proxy, or ask questions during the meeting, should follow the instructions provided on the website.

We will address as many questions as we can. If there are any remaining questions that we are unable to get to, M&T’s Investor Relations Department will respond after the meeting.

At this point in our program, I traditionally speak about the performance of the bank… the success and progress we achieved for our shareholders, and for all our stakeholders; and about the direction in which we are moving… our strategies and plans for achieving success in the coming year and beyond.

This is both our report card and our roadmap.

Like last year, we’ve had to gather remotely, to help keep people safe and healthy, and to do our part to stop the spread of the coronavirus.

The video with which we opened the program this morning was intended to welcome you visually to our traditional meeting place here in our headquarters building at One M&T Plaza in downtown Buffalo.

But as I watched the camera zoom across the city… along the downtown corridor… and into M&T… it reminded me of the important role that our organization plays in our community. We’re not just a collection of buildings on the city skyline. We are a collection of people… unified in our struggle to overcome challenges, realize opportunities and achieve goals.

We see ourselves as an integral part of the fabric of this community—and every community we serve—so while I talk about our recent results, I will do so in the context of our mission and purpose, which above all is to support and strengthen our communities… to make a difference in peoples’ lives… especially in challenging times like these.

In the face of unprecedented conditions caused by the pandemic, net income for 2020 amounted to $1.35 billion, compared with $1.93 billion in 2019.

The decrease was principally the result of an $800 million addition to reserves to address widespread and deep economic uncertainty that was present during the outset of the pandemic.

Notably, we remained profitable in every quarter… as we have for 179 consecutive quarters, dating back to 1976.

In fact, in 2020, M&T grew its balance sheet by 19 percent, and distributed $943 million to our shareholders in the form of dividends and share repurchases, all while tangible book value per share grew by seven percent.

Our operating return on Tangible Common Equity of 12.8% exceeded our investors’ cost of capital, a key measure of value creation for our shareholders, as it has every year for at least three decades.

In fact, over the past two decades, only two other institutions among the top 20 largest U.S. banks have achieved that distinction.

Yesterday, we reported results for the first quarter of this year. Net income was $447 million, up 66% from last year’s first quarter, reflecting a reversal of the prior year’s uncertainty… and we achieved a return on average tangible common shareholders’ equity of over 17%.

Not explicit in our financial performance in 2020, but underlying those results, were improving trends in overall customer growth, customer experience, customer satisfaction and employee and community engagement—measures that are part of our balanced scorecard for the year.

Our retail customer satisfaction rating—which measures the likelihood of customers to recommend M&T to a friend or colleague—increased by six percentage points to 44%... and our customer satisfaction score in Baltimore increased by 26 percentage points over the last two years, and now sits at 58%.

Internally, employee engagement increased by four percentage points to 88%, despite the year’s hardships, exceeding the seventy-fifth percentile across all industries for the first time since we began measuring 20 years ago.

Moreover, we continued to expand the diversity of our senior leadership team, and our Board of Directors…

…while embarking on programs that will ensure that our colleagues can be their authentic selves at work…

…and enable us to be the bank of choice for diverse customers in every community we serve.

We touched over 2,800 nonprofit organizations in our communities, providing $34.9 million in grants, while our dedicated employees generously gave more than 50,000 hours in volunteer service to others.

We originated $1.6 billion in community development loans in low- and moderate-income areas in 2020.

We underwrote an additional $11.3 billion in new commercial loans and leases.

Although we operate in just seven states and the District of Columbia, we became America’s fifth-largest issuer of Small Business Administration 7(a) loans.

We’re also the number one issuer of these S.B.A. loans in Baltimore, Buffalo, Delaware, Philadelphia and Washington D.C….

…and the second-largest lender in New Jersey, New York City and West Virginia.

And… we delivered $7.0 billion in emergency P.P.P. funding to 35,000 local businesses, and, through them, we helped protect more than 765,000 jobs.

We’ve also worked to launch and support several initiatives to help our communities respond to, and recover from, this unprecedented crisis…

…from Open4, which connects Women and Minority-Owned small businesses and nonprofits with resources, guidance and support…

…to the Southwest Strong program, providing micro-grants to small businesses in Philadelphia…

…to the Women’s Housing & Economic Development program providing relief to working mothers in the Bronx.

Not only did our commercial and small business banking teams receive a record 25 national and regional Greenwich Excellence awards…

…but the Greenwich Crisis Response Index also identified M&T as a “Standout” in its support of small businesses during the pandemic.

For all this and more, I am deeply proud of our colleagues… and deeply grateful for our team of what we might call our “economic first responders.”

We didn’t just do our jobs… we went above and beyond; we acted with care and concern, with empathy and compassion.

This is what M&T is all about. This is what makes it possible for us to achieve exemplary financial results, while fulfilling our purpose… to make a difference in peoples’ lives:

…it’s our colleagues’ heart-felt care and commitment to each other, to our customers and to our communities…

…combined with their dogged determination to do whatever it takes, to never give up.

We understand that families are still suffering, businesses are still struggling…

…so our efforts will continue… to reach every neighbor in every neighborhood… seeking with our community partners to give strength and support wherever we can.

Looking forward, as we emerge from the pandemic, we also remain focused on creating sustainable and equitable engines for economic growth—especially in and around the small and mid-tier cities that we predominately serve.

The formula for regional economic success started changing before COVID struck… influenced by the digital revolution, which has been accelerating through the pandemic.

In the decade after the Financial Crisis—70% of our country’s population growth, and 80% of job growth—accrued in the biggest U.S. cities, mainly on the East and West coasts.

Now, however, a number of mid-tier cities are starting to buck that trend by successfully growing tech and innovation ecosystems that attract modern “Creative Class” talent…

…cities like Boulder, Columbus, Detroit, Omaha, Pittsburgh and others.

In today’s digital economy, economic development and prosperity is about building a community—an “ecosystem,” if you will—that attracts, retains, develops and engages modern talent…

…talent whose economic function is to create new ideas and solutions.

We’re competing in a “Race for Relevance,” and the communities that are leading the race are likely to gain an insurmountable advantage.

The cities that are leading the race are doing so by adopting new paradigms and constructs around convening and decision-making… and abandoning top-down, command-and-control ways of thinking and working.

Such ecosystems are inclusive, diverse and transparent. Decisions and directions are not set in a vacuum by a select few, but made collectively and collaboratively, with all stakeholders invested in the process. All must be invited to participate and expected to contribute.

They practice a “give first” approach…

…giving, three times before expecting anything return.

And oh yeah… the entrepreneurs—the problem-solvers, the idea-makers, the risk-takers—must be at the center, for they are the engines of economic growth… identifying new problems, new solutions and new opportunities, and founding new companies.

These kinds of ecosystems are magnets for modern talent, and our new Tech Hub at Seneca One will be a significant addition to our emerging ecosystem in Buffalo.

Yes, the Tech Hub is for us…

…it’s where our customer-facing bankers will work side-by-side with technologists, customer experience engineers, data scientists, coders and programmers…

…together in new ways that are focused intensely on what our customers need, on mapping their journeys and identifying the moments that matter.

But the real purpose of the Tech Hub is to serve as a community asset that creates a sense of place for the problem-solvers in our community… the creators, innovators and entrepreneurs who will help us grow and compete.

Creative talent doesn’t so much care if they are solving problems in banking or health care… daycare or barbershops… used car sales, electric vehicle battery chargers or even green-powered excavation equipment…

…as long as they are working together to eliminate pain and friction from people’s lives, to make peoples’ lives simpler and richer.

The Tech Hub and the larger ecosystem around it will become a place where “creative collisions” occur…

…where people from different companies interact, share problems, collaborate on solutions, develop ideas… and ultimately, turn those ideas into new companies.

It will enable us to attract new talent… and leverage that talent to its full power and potential.

It’s already building momentum…

…with 43North, our startup competition and accelerator program, along with its portfolio of startup companies…

…and other tech firms like Odoo, Serendipity Labs and Lighthouse Tech Services.

With ACV Auctions, Buffalo’s first billion-dollar startup, along with other startups like SparkCharge and Squire, and companies of all shapes and sizes… it’s already stretching beyond Seneca One.

As bankers, our role is to support the entrepreneurs and risk-takers… to help them achieve their ideas and dreams.

That’s why we were founded. That’s what we’ve always done, and what we’ll always do… in Buffalo, and in each of the communities and ecosystems that we serve and support.

Further success will require our universities, middle-schools and high-schools… bootcamps, coding clubs and scholarships… and joint recruiting campaigns… all of which are beginning to emerge.

At M&T, we have long recognized the importance of quality education.

This is especially true as it relates to lifting up children and families…

…breaking the cycle of poverty…

…and providing everyone with opportunities to participate fully and fairly in the workforce, in the economy and in society as a whole… regardless of race or background.

That’s why we’re working with a number of public- and private-sector partners to expand inclusivity through our Tech Academy, which will be an important part of our effort to attract, develop and retain diverse talent…

…and those who have the aptitude, but have not had the opportunity to pursue a career in tech.

Our Western New York Tech Skills Initiative is now underway, providing in-demand tech skills to people affected by persistent unemployment and underemployment, exacerbated by the pandemic.

Over 300 people are already enrolled… and our hope is for over 3,000.

We also launched the Z Development Program, which will expand opportunities for candidates from non-traditional backgrounds and underserved communities. In fact, we just hired the first class of ten mainframe apprentices into the two-year program.

This is in addition to our broader Technology Development Program, designed much like our long-standing Management Development Programs, but with a tech track.

In Delaware, we’re partnering with ZIP CODE Wilmington to connect technologists from M&T with students during a 12-week training and mentorship program, after which they can interview for full time jobs.

Across our footprint, we’ve supported startup business plan competitions for entrepreneurs, sponsored “Women in Agile” professional networking groups, and even run “Coder Clubs” to help develop skills in STEM and computer science among middle-school students.

We must also do more to reach into black and brown communities… to reach communities of women.

I must admit… that this work is not easy. We at M&T know this from experience.

In 1993, we began our unique partnership with the Westminster Community Charter School.

Since then, we’ve invested more than $17.8 million dollars to help provide training for teachers and summer programming for kids… nutrition and health, technology and physical plant.

We’ve helped improve educational outcomes for thousands of children on Buffalo’s East Side…

…a neighborhood where investment and involvement have been lacking…

…where outcomes and opportunities have been hard to come by.

A number of our graduates went on to attend the best private high schools in the city, supported by Buffalo Promise Scholarships, and among those, many have… are… or will attend top colleges.

That’s not to say, however, that we achieved complete success. Students were not always reaching their full potential. Our overall test scores—while better than those at other schools serving impoverished neighborhoods and families—were not measuring up district-wide.

Recently, the School Board voted not to renew Westminster’s charter, and to revert it back to District control.

That action by the School Board surprised us, it saddened us, and to be candid, it frustrated us—

—not because of the loss of our charter…

…but because it was arrived at through the kinds of old processes and behaviors that we need to change… that are inconsistent with modern inclusive ecosystems…

…ecosystems that thrive on inclusion and transparency, and coming out from behind closed doors…

…ecosystems in which the people who are involved in the work and the outcomes have a voice in the decisions…

…ecosystems that puts the talent—in this case, the students—first.

We are not discouraged, however, nor are we deterred.

We will continue working to create a new framework for setting directions and decisions in our community.

We will continue working for students and families... to improve access to pre-school programs, scholarships, Wi-Fi and broadband access, support services for disadvantaged families… to improve educational outcomes and opportunities.

And we will work to make our modern economy and ecosystem accessible to everyone.

Indeed, we are more convinced than ever that new forms of partnership between the public and private sectors will be required to achieve successful results in our communities—especially in those that are most challenged.

Our C.I.O. has often told me that the best time to invest in tech was 10 years ago, but the second-best time is today. I believe the same holds true for people.

Bob Wilmers—who would have turned 87 years old today—understood this. This is the reason he was planting new grapes at his vineyard when he was 78 years old… investing for future generations to enjoy.

It’s the same reason he started and emphasized our talent development programs… and our partnership at Westminster.

And it’s the same today…

…whether we’re investing in the Tech Hub, the ecosystem or education…

…whether we’re working with Westminster or Highgate Heights in Buffalo, the Baltimore Leadership School for Young Women or the Bridge Boston Charter School in Roxbury, Massachusetts…

…we’re investing in people… we’re investing for the future.

Speaking of investing in the future…

As you know, acquisitions have historically served as the primary vehicle for expanding our unique brand of banking to new communities.

We’ve often been asked about our plans to acquire, but the truth is that, more often than not, our merger partners select us, with the expectation that our brand of banking will be in the best long-term interests of their shareholders.

This is certainly the case in our partnership with Peoples’ United, which we announced just a few months ago.

Our merger will create the 11th-largest U.S.-based commercial bank holding company, and the dominant regional banking network in the Northeast and Mid-Atlantic states that account for over one-quarter of the U.S. economy.

Think of a company that believes in the power of friendly, caring people… working together to bring solutions to customers…

…people who value ongoing relationships that span generations…

…people who take pride in being leaders in their communities…

…an organization with a history of strong returns to shareholders… sound risk management and asset quality… and a leading customer deposit share in its main markets.

All this might sound like a description of M&T, but those are the words that Peoples’ United use to describe their company and culture.

They chose us because we share a sense of purpose, and we see this partnership as an opportunity to expand and extend our shared commitment to the customers and communities we will both serve.

Together, we will bring the very same approach to banking for communities that we practice in Buffalo and Baltimore, Paterson and Pottsville, Wilmington and Washington…

…to the cities and towns now served by Peoples’ United, from Bridgeport to Boston to Bangor, Montpelier to Manchester.

So… for all these reasons, my colleagues and I are proud of our accomplishments, we’re excited about our prospects, and we’re engaged in the work.

The future is bright, and we go forward together confidently.

Thank you.

Additional Information and Where to Find It

In connection with the proposed transaction with People’s United, M&T filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-254962) on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a joint proxy statement of M&T and People’s United which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, as amended by an amendment to the Form 10-K filed with the SEC on March 30, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors. M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K, including in the Risk Factors section of such report, as well as in certain other SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.